UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-43107

SATELLOS BIOSCIENCE INC.
(Translation of registrant's name into English)

Royal Bank Plaza, South Tower, 200 Bay Street, Suite 2800
Toronto, Ontario, ON M5J 2J3
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [   ]      Form 40-F [ X ]

DOCUMENTS INCLUDED AS PART OF THIS FORM 6-K

Exhibit	Description

99.1	Press Release dated March 10, 2026. Satellos Presents Interim SAT-3247 Clinical and Biomarker Data in Duchenne Muscular Dystrophy at the 2026 MDA Clinical & Scientific Conference

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SATELLOS BIOSCIENCE INC.
(Registrant)

Date: March 10, 2026	/s/ Elizabeth Williams, CPA, CA
Elizabeth Williams, CPA, CA
Chief Financial Officer